Exhibit (a)(1)(G)

February 7, 2007

To Our Shareholders:

Today, our company is pleased to provide you an opportunity to participate in our tender offer to repurchase up to 13.85 million shares of our common stock, which is one part of an overall plan to recapitalize our company and return capital to our shareholders. The four key elements of our overall plan include this equity tender offer, a bond tender offer, the repayment of our outstanding bank debt, and an asset-backed securitization (ABS) facility. The process to convert to securitized financing from traditional bank and bond financing is complex and the outcome cannot be predicted with exact certainty. Our company anticipates obtaining the funds needed to finance the tender offers and to repay existing borrowings with the proceeds from a new bridge loan facility providing for borrowings of up to $1.35 billion. In the event an ABS facility is not completed, the bridge loan facility will convert into a five-year term loan which may, subject to market terms and conditions, be refinanced through traditional financing options.

The tender offer will provide those shareholders who might prefer a less-levered balance sheet with a selling opportunity, as our proposed capital structure will be quite different from what it was at the time of our IPO in mid-2004. However, shareholders who choose not to participate in the tender may experience an increase in their percentage ownership and will participate in any future special dividends approved by our company. If substantial capital resulting from our refinancing remains on our balance sheet after completion of the tender offers, we will be recommending to our Board of Directors a special cash dividend to return a significant amount of this capital to our shareholders.

In addition, we will be recommending the discontinuation of our ordinary dividend. We believe a more effective way to reward our shareholders is to ask our Board to authorize an open market stock purchase program and, when appropriate, consider special dividends like the one previously described.

Following the completion of the tender offers, we plan to replace our bridge loan with an asset-backed securitization (ABS) loan for up to $1.85 billion. In comparison to the company’s current bank/bond financing structure, or other debt financing options, we believe an ABS loan is an attractive source of financing with a lower interest rate and fewer restrictive covenants. With the additional capital that would be available under the ABS loan, we expect to have a considerable amount of financial flexibility and the ability to continue significantly rewarding our shareholders going forward.

We have aligned the interests of our shareholder and our management team through the implementation of a dividend equivalent rights policy. This policy ensures vested option-holders will participate alongside any dividends equivalent to the per share amount distributed to common shareholders and unvested option-holders will receive equivalent adjustments to the price of their option to the extent allowable.

Domino’s Pizza • 30 Frank Lloyd Wright Drive • P.O. Box 997 • Ann Arbor, MI 48106-0997 • 734-930-3030

The directors and executive officers of our company have all advised us that they will not participate in the tender offer. It is also important to note that we have entered into an agreement with our largest shareholders, investment funds associated with Bain Capital, LLC, who have elected not to tender shares in the tender offer. They have agreed to sell to us, following completion of the tender offer and at the same price paid in the tender offer, shares to the extent necessary to ensure that the results of the tender offer will not cause their ownership to exceed one-third of our outstanding shares of common stock.

The following documents detail all of the steps in the tendering process, the risks inherent in this type of transaction, important dates you need to know, a number of questions you may have, and answers you will find useful regarding this offer. It also provides additional information on the specific elements of our recapitalization plan.

Thank you for being a valued DPZ shareholder.

Sincerely,

David A. Brandon

Chairman & CEO

Domino’s Pizza, Inc.

Domino’s Pizza • 30 Frank Lloyd Wright Drive • P.O. Box 997 • Ann Arbor, MI 48106-0997 • 734-930-3030